UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 3, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cott Corporation

File No. 001-31410- CF#26520

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Cott Corporation submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 15, 2011, as amended on January 12, 2012 and January 31, 2012.

Based on representations by Cott Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.34	through December 31, 2016
Exhibit 10.35	through December 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel